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                         May 28, 2024

       Mark A. Smith
       President and Chief Executive Officer
       NioCorp Developments Ltd.
       7000 South Yosemite Street , Suite 115
       Centennial, CO 80112

                                                        Re: NioCorp
Developments Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed May 15, 2024
                                                            File No. 333-279429

       Dear Mark A. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anuja
Majmudar at 202-551-3844 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Energy & Transportation
       cc:                                              Christopher Kelly